Exhibit 99.4

Cumberland House
1 Victoria Street, 7th Floor,
Hamilton HM11, Bermuda
CATALINA HOLDINGS
(BERMUDA) LTD	Tel +1 441 494 6350
Fax +1 441 494 6390

August 15, 2013

The Board of Directors

American Safety Insurance Holdings, Ltd.

31 Queen Street, 2nd Floor
Hamilton, Bermuda

Attn:                    Stephen R. Crim

BY EMAIL

Dear Stephen:

We are writing in regard to our letter dated August 14, 2013, in which we expressed the continued interest of Catalina Holdings (Bermuda) Ltd (“Catalina” or “us”) in the acquisition of American Safety Insurance Holdings, Ltd. (“ASI”). This transaction is of significant interest to Catalina and we are prepared to commit the resources at our disposal to acquire ASI.

We hereby confirm our good faith proposal to acquire 100% of the capital stock of ASI that we do not already own, for $30.75 per fully diluted share and on the same terms as outlined in our July 29 Letter and reflected in our revised Merger Agreement submitted today.

We hereby also confirm that funding for the purchase price will be met from equity at hand on Catalina’s balance sheet and senior bank debt financing provided by Royal Bank of Canada and Lloyds TSB Bank plc.  RBC Capital Markets, LLC is acting as our exclusive financial advisor.  Our bank financing is committed and immediately drawable.

We continue to believe our good faith proposal is superior (as defined in the merger agreement with Fairfax Financial Holdings Limited (“Fairfax”)) and highlight the following:

•                  Catalina proposes to acquire ASI at a higher per share price than Fairfax.

•                  Catalina has a history of receiving change of control approval from Bermudian and U.S. insurance regulators without unnecessary delay in all previous transactions.  Catalina has never had an application for change of control declined. We do not believe ASI or its advisors have any reason or basis to assert anything to the contrary. Catalina is a serial acquirer of insurance and reinsurance companies and has significant experience in obtaining regulatory change of control in multiple jurisdictions around the world. It is a fundamental part of Catalina’s business and we (and probably your shareholders as well) would find it very surprising if the ASI board put this forward as a weakness in our bid.

•                  Our revised Merger Agreement contains terms substantially similar to the Merger Agreement entered into with Fairfax.

•                  We are unable to accommodate your request for immediate reimbursement of the termination fee the Board agreed with Fairfax, in particular given the Board’s decision last week to increase the termination fee to $13.4 million.  As previously noted, such a reimbursement is completely unreasonable.  However, we are agreeing to the sizeable increase in the reverse termination fee you requested.  While the request is highly unusual in a case such as this in which no party has realistically raised the prospect of the failure of any regulatory approval, our agreement to include a reverse termination fee of that size reflects our commitment to the transaction and our confidence in reaching closing.  Furthermore, it more than addresses monetarily the concerns reflected in your request for reimbursement of the Fairfax termination fee.

•                  Lastly, in the spirit of ensuring maximum value to ASI shareholders, we have maintained the same termination fee as in the original Fairfax agreement despite our higher offer price and potential for a competing proposal.

We expect that the Board will determine that our good faith proposal is superior.  Thus, we would expect the Board to change its recommendation for the transaction and allow for the termination of the voting agreements with ASI management and the entering into similar voting agreements related to our proposal.

Please advise us at what time the Board will be meeting to consider our good faith proposal.  We want to assure you that we are available at any time, whether before or during the meeting of the Board, to discuss any concerns you may have regarding our proposal.  Without any guidance from the Board, it is not possible to respond to your request for our “best and final” offer as we cannot assess the status of a competing offer.

We look forward to hearing from you regarding the status of our good faith proposal.

Yours sincerely,

/s/ pp Keith Lyon

Chris Fagan
Chief Executive
Catalina Holdings (Bermuda) Ltd